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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF FEBRUARY   , 2005

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                            PERUSAHAAN PERSEROAN (PERSERO)
                                            PT TELEKOMUNIKASI INDONESIA
                                            ---------------------------------
                                                       (REGISTRANT)


DATE     FEBRUARY 21, 2005                  BY /s/ Rochiman Sukarno
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                                                         (SIGNATURE)

                                                      ROCHIMAN SUKARNO
                                                 HEAD OF INVESTOR RELATION


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                                  PRESS RELEASE
                            No.TEL.45/PR000/UHI/2005

                     TELKOM SOLD 51% SHARES OWNERSHIP IN PII


JAKARTA, 21 FEBRUARY 2005 - It is hereby announced that Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk (the "Company") has received payment amounting Rp.471,450,120, for the selling of its 51% shares of PT Pro Infokom Indonesia (PII) to PT. Prima Infokom Indonesia.

PII was established on January 29, 2003, by TELKOM (51%), PT ICON+, a subsidiary of PT Perusahaan Listrik Negara (25%), and PT Prima Infokom Indonesia (24%) to provide B2B, and to develop a national information network system as the backbone for the development of the Indonesian e-Government.

As a result of this transaction, TELKOM no longer owns any shares in PII and ownership in PII consist of PT. Prima Infokom Indonesia (75%) and PT ICON+ (25%).







ROCHIMAN SUKARNO
Head of Investor Relations

For further information, please contact:

Investor Relations Unit
Phone:  62-21-5215109
Fax:    62-21-5220500
E-mail: investor@telkom.co.id
Website: www.telkom-indonesia.com